Poppy Bagels

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	85.00
Pop Ups	3,229.10
Pre-Order	46,858.87
Sales Apparel	270.00
Wholesale	2,756.84
Total Sales	**53,199.81**
Square Income	-1,232.00
Uncategorized Income	0.00
Total Income	**$51,967.81**
Cost of Goods Sold	
Cost of Goods Sold	10,284.75
Cost of Goods Sold - Apparel	615.03
Total Cost of Goods Sold	**10,899.78**
Packaging	1,010.37
Shipping	45.20
Square Fees	91.53
Total Cost of Goods Sold	**$12,046.88**
GROSS PROFIT	**$39,920.93**
Expenses	
Advertising & Marketing	1,220.66
Bank Charges & Fees	0.00
Charitable Contributions	104.00
Contractors	1,438.82
Equipment	832.78
Festival Fees	930.00
Insurance	299.00
Internet	162.00
Job Supplies	134.01
Legal & Professional Services	140.00
Licenses & Permits	1,635.00
Meals & Entertainment	97.27
Miscellaneous	7.97
Office Supplies & Software	144.02
Recipe Development	26.93
Rent & Lease	18,415.50
Small Equipment	771.41
Smallwares	836.16
Software	824.00
Taxes & Licenses	30.00
Travel	805.83
Total Expenses	**$28,855.36**

Poppy Bagels

Profit and Loss
January - December 2020

	TOTAL
NET OPERATING INCOME	**$11,065.57**
Other Expenses	
Other Miscellaneous Expense	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$11,065.57**